Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

April 9, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-4561

Attn:	Max A. Webb
Assistant Director

RE:	WABCO Holdings Inc.
Registration Statement on Form 10 Filed February 26, 2007
Commission File No. 001-33332

Dear Mr. Webb:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 23, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Form 10”). Page references contained in this response are to the form of information statement included in Amendment No. 1 to the Form 10, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

Registration Statement on Form 10

Exhibit 99.1

General

1.	In the first paragraph of the Summary on page 1, you state that you are “the leading provider of electronic and electromechanical products for commercial vehicle and passenger car markets”

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

and that “WABCO’s products are included in two out of three commercial vehicles.” Please provide us with the basis for those statements.

Company Response:

In response to the Staff’s comment, we respectfully note that the disclosure in the Form 10 provides that the Company is “a leading provider” (not “the leading provider”) of electronic and electromechanical products for commercial vehicle and passenger car markets. In support of this statement, the Company advises the Staff that WABCO’s primary competitors in the commercial vehicle market are Knorr Bremse and Haldex. Each of Knorr Bremse and Haldex sells in excess of $500 million per year of products and services in the commercial vehicle market; and the Company is not aware of any other competitor in this market that sells more than $100 million of such products and services. Based on publicly available annual reports, the 2006 annual sales of Knorr Bremse’s commercial vehicle systems division, WABCO and Haldex were approximately $2.5 billion, $2.0 billion and $650 million, respectively.

The Form 10 also discloses that “WABCO’s products are included in two out of three commercial vehicles.” This statement is based on the Company’s internal estimates of its products included in commercial vehicles and the disclosure has been revised accordingly. For the background of the Staff, we provide the following explanation supplementally. Advanced vehicle control systems include Anti-lock Braking Systems (ABS), Electronic Braking Systems (EBS) and Electronically Controlled Air Suspension (ECAS) Systems. Medium and heavy duty commercial vehicles and trailers in Europe, North America, Japan, Korea and, to a lesser extent, in South America are typically equipped with advanced vehicle control systems. Over the years, the Company has been tracking the production numbers in these markets and WABCO’s sales of components and systems of which only one product or system, as the case may be, can be represented on each vehicle. After eliminating vehicles that might use more than one of WABCO’s systems, the Company’s data show that WABCO’s products are included in more than two out of three vehicles in these markets with these products alone. WABCO sells many products that cannot easily be tracked to a particular vehicle, and accordingly the Company did not include these products in this analysis, which products would certainly increase the number of vehicles using WABCO products. In China and India, a smaller proportion of vehicles are equipped with advanced vehicle control systems, and therefore the disclosure does not include these markets in the above-mentioned analysis. Nevertheless, the Company’s market intelligence indicates that WABCO should be represented on more than two out of three vehicles with advanced vehicle control systems in these markets as well.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

2.	We note you describe “regular-way,” “ex-distribution,” and “when-issued” markets beginning on page 31. Please revise to briefly explain or provide a cross reference at the beginning of the document so that investors may understand these terms at the point of first usage.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 8 to include a cross-reference to page 33 for a description of the terms “regular-way,” “ex-distribution,” and “when-issued.”

Summary

Our Company, page 1

3.	Please revise your first paragraph to disclose your net income for the year ended December 31, 2006.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 1 to include its net income for the year ended December 31, 2006.

4.	Please confirm that the 8% growth excludes acquisitions and provide us with the growth for each year. Also tell us what the growth would be including the impact of currency exchange rates.

Company Response:

In response to the Staff’s comment, the Company confirms that the approximately 8% compound annual growth rate excludes acquisitions because the Company made no acquisitions during that period. Additionally, at the Staff’s request, the Company supplementally provides the following tables showing the annual growth rates for the five years from 2002 through 2006 on both an adjusted basis (i.e. excluding the impact of currency exchange rates by using a 1.25 Euro/Dollar reference rate) and on an unadjusted basis (i.e. including the impact of currency exchange rates by using the same exchange rate as when the sales were reported). We note that the adjusted CAGR, excluding the impact of exchange rates, is lower than the CAGR including the impact of exchange rates. The disclosure has been revised on page 1 to clarify that the 8% CAGR is calculated using a 1.25 Euro/Dollar reference rate and to include the unadjusted approximately 16% CAGR that is based on sales reported in accordance with GAAP.

Excluding the Impact of Currency Exchange Rates:

2002	2003	2004	2005	2006	5-year CAGR
3.5%	8.2%	15.5%	6.0%	8.5%	8.45%

Including the Impact of Currency Exchange Rates:

2002	2003	2004	2005	2006	5-year CAGR
10.0%	28.5%	26.9%	6.1%	10.1%	16.0%

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Summary Financial and Other Data and Summary Pro Forma Financial Information, page 13

5.	Please revise to also disclose your pro forma net earnings and basic and diluted earnings per share giving effect to the distribution and related transactions.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 14 to include pro forma net earnings and basic and diluted earnings per share giving effect to the distribution and related transactions.

Risk Factors, page 15

6.	Please delete the fourth and fifth sentences of the opening paragraph. If you know of additional material risks, please identify them.

Company Response:

In response to the Staff’s comment, the Company has deleted the fourth and fifth sentences of the opening paragraph on page 16.

7.	Please add a risk factor about the risk you discuss on page 50 about the 30% to 40% decline in truck and bus production in North America you anticipate for 2007 and how that might impact your results.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 16 to include the risk of an approximately 40% decline in heavy duty commercial vehicle production in North America and the expected impact on the Company’s results.

Our exposure to exchange rate fluctuations on cross border transactions, page 15

8.	Please revise to state the impact of foreign exchange effects on your results of operations during the last fiscal year.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 16-17 to state the impact of foreign exchange effects on its results of operations during the last fiscal year.

We are subject to general risks associated with our foreign operations, page 15

9.	Please revise to discuss any specific, material risks related to any specific countries or regions in which you operate, if there are any. We note from the previous risk factor that 89% of your sales occurred outside of the United States and note on page 50 that your most significant market is Western Europe

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it believes that there are no additional material risks, other than those disclosed in the Form 10, related to specific countries or regions in which the Company operates.

We will be responsible for certain of American Standard’s contingent and other liabilities, page 19

10.	Please explain here or in the Business section why you will be receiving some subsidiaries involved in bath and kitchen fixtures.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 62.

Results of the Separation, page 28

11.	Please revise your fifth paragraph to indicate the source of funds to pay separation costs.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 29-30 to disclose the source of funds to pay separation costs.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 29

12.	Please revise the heading and your first sentence to indicate that you are discussing the “material” income tax consequences of the distribution. Also revise as applicable throughout.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the heading, the first sentence and throughout the Information Statement to indicate that the discussions relating to certain U.S. Federal Income Tax Consequences are “material” consequences of the distribution.

13.	Revise the first sentence of the last paragraph of this section on page 31 to remove the disclaimer that the tax information is “for general purposes only.”

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 30 to remove the disclaimer.

Unaudited Pro Forma Financial Statements, page 37

General

14.	Reference is made to the “Separation and Distribution Agreement,” “Tax Sharing Agreement,” “Transition Services Agreement” and the “Employee Matters Agreement” as discussed in your “Certain Relationships and Related Party Transactions” section on page 72 through 76. In this regard, please revise the pro forma financial information to include adjustments giving effect to the agreements mentioned above. If you do not believe these agreements will have any effect on your pro forma results of operations, please explain your basis for this conclusion. Alternatively, if you believe the effects of these agreements have already been reflected in the pro forma financial information, please clarify in your footnote disclosure the nature of the pro forma adjustments resulting from these agreements and clearly explain the method and assumptions involved.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the disclosure currently provided under the caption “Certain Relationships and Related Party Transactions” summarizes the expected terms of the agreements. Although the agreements have not been finalized as of the date hereof, the current disclosure includes the material provisions of the agreements in their current form and the effects of these agreements have been reflected in the pro forma financial information, where applicable. The Company will update its disclosure in a subsequent amendment to the Form 10, if necessary, once the agreements are finalized.

With regard to the Separation and Distribution Agreement, the Company does not anticipate any incremental costs which would impact the pro forma results of operations other than the adjustments already presented in the pro forma financial statements on pages 40-41.

With regard to the Tax Sharing Agreement, there are three principal components. First, in connection with the distribution of WABCO shares to American Standard stockholders, the Company does not expect to incur any incremental tax costs. Second, in connection with the pre-distribution legal reorganization, the Company currently does not have an estimate for the incremental tax costs, and therefore has intentionally left blank the cost estimate in this amendment to the Form 10 (see pro forma adjustment (h) on page 41 and related footnote disclosure on page 43). Third, in connection with certain contingent tax liabilities (as discussed in response to the Staff’s comment 22) relating to periods prior to the distribution that will be assumed by WABCO, a pro forma adjustment has been made (see pro forma adjustment (f) on page 41 and related footnote disclosure on page 43).

With regard to the Transition Services Agreement, the Company expects that American Standard will charge WABCO at cost for services and other systems support that will be provided on a going forward basis. The Company does not expect to incur any incremental costs relating to this agreement because the Company has already made the appropriate cost allocations to the historical financial statements, which the Company believes accurately approximate the amount of future transition services costs. As such, there are no pro forma adjustments relating to this agreement.

Finally, with regard to the Employee Matters Agreement, the Company does not expect any material pro forma adjustments.

15.	Please clarify in the introductory paragraph to the pro forma financial information how the termination of WABCO’s participation in American Standards’ receivable financing facilities and the elimination of Euro denominated bonds and associated interest expense are directly attributable to the WABCO spin-off transaction.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 42-43 to clarify how the termination of WABCO’s participation in American Standard’s receivable financing

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

facilities and the elimination of Euro denominated bonds and associated interest expense are attributable to the WABCO spin-off.

Unaudited Pro Forma Combined Consolidated Statement of Income, page 37

16.	Please disclose in a footnote the method(s) and assumptions (i.e., effective tax rate and basis) used in estimating your pro forma adjustment to income tax of $5.8 million.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 40-41 to separately calculate and disclose the estimated income tax associated with each pro forma adjustment calculated based on the country in which the expense and/or income is expected to be incurred and/or generated. Additionally, the Company supplementally advises the Staff that it has revised the pro forma income tax amount for other adjustments that may have arisen as a result of the Staff’s comments contained in this letter.

17.	Please disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions on the face of the pro forma statement of operations and disclose in a related footnote the assumptions used in estimating the number of shares used in the pro forma earnings per share computations. Additionally, please provide the disclosures required by paragraph 40 of SFAS No. 128, as applicable.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 40 and 43 to include pro forma basic and diluted earnings per share giving effect to the distribution and related transactions as well as to include disclosure of the assumptions used in estimating the number of shares. The Company believes that the current disclosure, as revised, provides the information necessary to allow a reader of the financial statements to understand the items contemplated by paragraph 40 of SFAS No. 128.

Unaudited Pro Forma Balance Sheet, page 38

18.	Refer to adjustment (a). Please explain why the amount of the adjustment to the pro forma balance sheet of $150.7 million increasing accounts receivable in connection with the elimination of WABCO’s participation in American Standard’s receivable financing facilities does not agree to the amount of receivables sold at December 31, 2006 of $226 million, as disclosed in Note 9 to WABCO’s financial statements.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the $226 million disclosed in Note 9 to WABCO’s financial statements represents the amount of gross trade receivables sold under the receivable financing facility and sold to American Standard as of the last settlement date. The outstanding balance of receivables due from Meritor WABCO sold to American Standard amounted to $22.9 million as of December 31, 2006. Additionally, under the terms of the American Standard financing program, WABCO sells interests in receivables once a month on the settlement date. Interests in $203.1 million of gross receivables were sold under the American Standard receivable financing program as of the most recent settlement date prior to December 31, 2006. The Company’s retained interest in these receivables amounted to $17.4 million, which is net of $6.6 million of other accruals associated with the securitization program. In connection with American Standard’s servicing obligation under the program, subsequent to the sale of the abovementioned interests, but prior to December 31, 2006, approximately $68.7 million had been collected on behalf of the purchaser of such interests. Accordingly, the outstanding balance of receivables subject to these programs as of December 31, 2006, net of allowance for doubtful accounts, amounted to $150.7 million.

Third-party receivables sold as of December 31, 2006	$203.1 million
Receivables due from Meritor WABCO as of December 31, 2006	22.9 million

$226.0 million
Collections prior to December 31, 2006	(68.7) million
Other accruals associated with the securitization program	(6.6) million

Adjustment to receivables	$150.7 million

Notes to Unaudited Pro Forma Financial Information, page 39

19.	We note from your disclosure that separation costs are estimated at $15 to $20 million. Please tell us the specific nature of these costs and explain the basis for your estimates. Please note that if these estimates are based on revised contracts or other written agreements, they would be considered factually supportable pursuant to Rule 11-02 (b)(6) of Regulation S-X, and should be reflected as adjustments in only your pro forma balance sheet, as of December 31, 2006. Your revised disclosures should be accompanied by footnote disclosures that clearly explain the method(s) and assumptions involved.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff it has intentionally left blank the separation cost estimate in this amendment to the Form 10, as the Company does not currently have an estimate for certain incremental tax costs associated with this transaction. The specific costs that have been identified are: (i) $8.7 million of fair value in connection with stock options and restricted stock units that will be issued to certain WABCO employees, the CEO and the Board of Directors at the distribution date (which amount includes a $6 million founders’ grant consisting of stock options and restricted stock units for certain WABCO employees, $2.2 million in a combination of a founder’s grant and an initial equity award grant consisting of stock options and restricted stock units for the CEO, and $0.5 million in restricted stock units to the Board of Directors), (ii) $6 million relating to a loss pursuant to the early redemption provisions of the long-term Euro denominated bond purchase agreement based on current market rates, (iii) $         million associated with incremental tax costs in connection with the legal reorganization of American Standard prior to and in connection with the WABCO separation, (iv) $2–$4 million of costs relating to IT infrastructure and other system transition/implementation costs and (v) approximately $3–$5 million of other separation related costs, which would include employee retention and relocation, insurance costs, new branding costs, and other similar type costs. Transaction related costs for legal, accounting and advisory services will be the responsibility of American Standard and therefore are not included in the aggregate separation cost estimate. This is the Company’s best estimate for the separation costs and the actual costs may differ from this estimate.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

The Company has revised its disclosure on pages 39-43 in response to the Staff’s comment to incorporate pro forma adjustments to the financial statements for the following items: (i) the $8.7 million of stock options and restricted stock units, (ii) the $6 million relating to a loss on the early redemption of long-term Euro denominated bonds, and (iii) $         million associated with incremental tax costs as it believes that all of these items are based on written agreements that would be considered factually supportable pursuant to Rule 11-02 (b)(6) of Regulation S-X. The costs relating to IT/infrastructure and other separation related costs are not currently based on revised contracts or other written agreements and thus, the Company has not made pro forma adjustments for these items.

20.	Reference is made to footnote (a). With regard to your balance sheet pro forma adjustments for accounts receivable, retained interest in securitization program and cash collection on behalf of banks—securitization, in the amounts of $150.7 million, $(17.4) million, and $(68.7) million, respectively, please disclose: the details and parties involved in terminating the agreements that govern your securitization program; the methods and assumptions used in estimating the aforementioned amounts; the accounting literature that supports the above pro forma adjustment entries; and your rational for recording the net amount of the above entries as a pro forma adjustment to Owners’ net investment. Also, please break out either in a footnote or on the face of the balance sheet each adjustment that comprised the pro forma adjustment reflected in Owner’s net investment of $224.7 million. Additionally, please disclose the method and assumptions (i.e., base, rate, etc.) used in estimating the “other expense, net” pro forma adjustment of $5.7 million on page 37.

Company Response:

In response to the Staff’s comment, the Company revised its disclosure on pages 39-43.

As further described in Note 9 in the Notes to the Financial Statements, the Company participates in American Standard’s asset securitization program established in Europe with a major international bank. Under this program, the Company sells interests in certain receivables through a special purpose entity, to a conduit administered by the bank. In addition, the Company sells the receivables generated on sales of product to its U.S. joint venture Meritor WABCO to a subsidiary of American Standard. In accordance with the terms of American Standard’s existing receivable financing facility, the separation and distribution of the Company will require its withdrawal from the facility. The separation will also result in the separation of the Company and the purchaser of the receivables due from Meritor WABCO, requiring termination of that arrangement. Accordingly, the impact of terminating these arrangements as of December 31, 2006 has been presented as a pro forma adjustment to the historical balance sheet.

The amount of receivables specific to the Company in which interests have been sold as of December 31, 2006 amounted to $203.1 million, of which the Company had retained interests amounting to $17.4 million (which is net of $6.6 million of other accruals associated with the securitization program). Additionally, the outstanding balance of receivables due from Meritor WABCO sold to American Standard in exchange for an intercompany receivable amounted to $22.9 million as of December 31, 2006. Actual losses on the sale of these interests during the year ended December 31, 2006 amounted to $5.7 million. In connection with American Standard’s servicing obligation under the facility, subsequent to the sale of the abovementioned interests, but

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

prior to December 31, 2006, approximately $68.7 million had been collected on behalf of the purchaser of such interests. As a result of the separation and distribution of WABCO, the Company will no longer sell these interests and receivables. The adjustment to Owner’s net investment of $202.0 million (see pro forma adjustment (a) on page 42) represents the amount that will be financed by American Standard prior to the distribution as a result of the elimination of the securitization programs.

The Company also supplementally advises the Staff that it has broken out on the face of the unaudited pro forma balance sheet each adjustment that has been reflected in owners’ net investment.

21.	Reference is made to footnote (c). Please disclose the expected source of funds to be used to repay the $39.5 million reflected in the pro forma adjustment to long-term debt. Also, please indicate where you have reflected the $6.0 million loss on redemption of this debt in your pro forma balance sheet pursuant to Rule 11-02 (b)(6) of Regulation S-X. As part of your disclosure please also explain why the offset to this adjustment is owner’s net investment. Additionally, please disclose the method and assumptions (i.e., base, rate, etc.) used in estimating the interest expense pro forma adjustment of $2.9 million on page 37.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 42-43.

The separation and distribution of the Company will create an event of default under the terms of the 7.59% Euro denominated bonds. The issuer, ASE BVBA, which is a WABCO legal entity that is part of the spin transaction, anticipates redeeming the $39.5 million outstanding bonds and paying approximately $6.0 million in early redemption premiums. Accordingly, the redemption of these bonds along with the actual annual interest expense of $2.9 million, determined based on the stated interest rate and the carrying value as of December 31, 2006, has been included as a pro-forma adjustment. The $45.5 million paid to the bondholders, including the $6.0 million loss on the redemption of this debt have been presented as a net addition to owner’s investment since this will be financed by American Standard and not repaid by WABCO to American Standard. The bonds are not expected to be replaced in conjunction with the spin-off.

The Company supplementally advises the Staff that interest on the bonds is the actual interest that was computed by applying the stated interest rate of 7.59% to the $39.5 million outstanding bonds.

22.	Reference is made to your footnote (d). Please disclose the method(s) and assumptions (i.e., base, rate, etc.) used in estimating the balance sheet adjustment for additional tax liabilities associated with prior period tax returns related to certain American Standard entities and explain in further detail how this adjustment is directly attributable to the spin-off transaction, Also, disclose how the additional tax liabilities calculation adheres to the “Tax Sharing Agreement” disclosed on page 75 in your filing. In addition, if these additional taxes will have a continuing impact on the company, please also disclose the impact of these additional taxes in your pro forma statement of income with a footnote that clearly explain the method and assumptions involved.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

The tax liability reflected on WABCO’s pro forma balance sheet for December 31, 2006 with respect to its assumption of certain contingent liabilities for taxes of certain non-WABCO related American Standard entities with respect to taxable periods ending on or prior to the distribution was determined under GAAP in accordance with the Statement of Financial Accounting Standards No. 5. This assumed tax liability is attributable to the distribution to the extent that it arose in connection with American Standard’s determination of the allocation of risk with respect to certain contingent pre-distribution tax liabilities between American Standard and WABCO after the distribution. WABCO’s assumption of such tax liability will be reflected in the Tax Sharing Agreement.

Additionally, the Company has disclosed that it does not believe that there will be any significant ongoing impact to the Statement of Income relating to these tax liabilities.

Sales, page 43

23.	Here and elsewhere in MD&A, when you attribute a change in a line item to more than one cause, to the extent possible, please quantify each. See, for example, the second sentence on this section and the second sentence under Sales on page 45.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 47 and throughout the MD&A section.

24.	Also please revise to explain the cause of the “price erosion” in Europe you discuss.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 47 and 49 to explain the cause of the “price erosion.”

Quantitative and Qualitative Disclosures About Market Risk, page 51

25.

Your current discussion on page 51 regarding your exposure to changes in foreign currency exchange rates does not comply with the requirements outlined in Item 305 of Regulation S-K. Please revise your disclosures regarding your exposure to changes in foreign currency exchange

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

rates so that they are presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 55. Specifically, the Company has further clarified its exposure to changes in foreign currency exchange rates and has included disclosure summarizing the sensitivity of its results of operations to fluctuations is exchange rates.

Business

Manufacturing & Operations, page 56

26.	Please revise to briefly explain what you mean by “Six Sigma Lean initiatives.”

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 60.

Committees of the Board of Directors

Audit Committee, page 61

27.	Please revise to disclose the name of the audit committee financial expert. Refer to Item 401(h)(1)(ii) of Relation S-K.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that, as of the date hereof, an audit committee financial expert has not yet been selected. The Company will revise its disclosure in a subsequent amendment, once its audit committee financial expert has been selected.

Compensation Discussion and Analysis, page 62

General

28.	We note that you have not yet established your executive compensation philosophy nor have you determined the material elements of the compensation of your executive officers, except for Mr. Esculier. Please include information required by Item 402(b) in the next amendment or tell us why it would not be material to investors.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the Company has not yet determined the identity of its other Named Officers. The Company acknowledges its disclosure obligation and will list all of the other Named Officers and provide the material elements of the compensation of each Named Officer in a subsequent amendment to the Form 10. The Company has included a description of its executive compensation programs established at this time on pages 66-70 of the Compensation Discussion & Analysis section of the amended Form 10 that is being filed herewith.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Existing Equity Awards, page 62

29.	We note from your disclosure on page 62 and 63 that with respect to stock options granted prior to 2007, you expect that all such options will be adjusted into two separate options, one relating to WABCO common stock and one relating to American Standard common stock. This appears to be a modification of awards of equity instruments based on the guidance in paragraph 51 and 53 of SFAS No. 123(R). In this regard, please revise the pro forma statement of income and balance sheet to include adjustments for the effect that the above modification will have on your pro forma balance sheet and pro forma statement of income. Your revised pro forma information should be accompanied by a footnote that clearly explains the method(s) and assumptions used to value the modified options and estimate the effects on operations. In addition, disclose in your MD&A the effects that this modification of awards of equity instruments will have on future operations on an annual and aggregated basis, supported by the method and assumptions used in determining your estimate. If you do not believe compensation will be required to be recognized pursuant to paragraph 54 of SFAS 123(R), explain your basis for this conclusion.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has concluded that compensation expense is not required to be recognized pursuant to paragraph 54 of SFAS 123(R) in connection with the adjustments expected to be made to the outstanding American Standard options because such adjustment made to the outstanding options will be made in accordance with the original terms of the plans under which the options were granted, which require that, in the event of a change in the capitalization of American Standard, outstanding equity awards shall be proportionately adjusted to reflect the change in capitalization in a manner deemed equitable by American Standard’s Management Development and Compensation Committee. As outlined in paragraph 54 of SFAS 123(R), because the adjustment was already required by the terms of the award and the adjustment is intended to maintain the same value before and after the equity restructuring, no incremental cost should be recognized.

To provide further clarification, the Company has revised its disclosure on pages 71 and 72.

30.	We also note that grants of options with respect to American Standard common stock that were made to your officers in 2007 prior to the distribution are expected to be equitably adjusted upon the distribution so as to relate solely to the common stock of WABCO. In this regard, please tell us and disclose in your MD&A the terms of the options granted in 2007 prior to the distribution. In addition, disclose the nature and terms of the expected modifications to be made to these options in connection with the distribution. Also please disclose in your MD&A the effects that the options granted in 2007 (as of the date of your filing) and the expected modification to the terms of these options upon the distribution will have on future operations on an annual and aggregate basis, along with the method and assumptions used in your estimate and the authoritative literature used in your accounting.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 72 to include the terms and conditions of the options granted to the Company’s officers in 2007 prior to the distribution. The terms and conditions of these options will remain substantially identical to their current terms and conditions following the expected adjustment of those options. The Company supplementally advises the Staff that the Company has concluded that compensation expense is not required to be recognized pursuant to paragraph 54 of SFAS 123(R) in connection with the adjustment expected to be made to these outstanding American Standard options because such adjustment made to the outstanding options will be made in accordance with the original terms of the plan under which the options were granted which requires that, in the event of a change in the capitalization of American Standard, outstanding equity awards shall be proportionately adjusted to reflect the change in capitalization in a manner deemed equitable by American Standard’s Management Development and Compensation Committee. In this instance, American Standard’s Management Development and Compensation Committee determined that it was equitable to adjust these options into options which relate solely to WABCO shares due to the fact that the options were granted at the time when the planned distribution had already been announced. As outlined in paragraph 54 of SFAS 123(R), because the adjustment was already required by the terms of the award and the adjustment is intended to maintain the same value before and after the equity restructuring, no incremental cost should be recognized.

Chief Executive Officer Compensation, page 63

31.	We note from your disclosure on page 63 that at or following the distribution, Mr. Esculier is expected to receive a combination of a Founder’s Grant and an initial grant commensurate with his position as Chief Executive Officer, consisting of WABCO equity awards or awards limited to equity with a fair value for accounting purposes of approximately $2,200,000. These equity awards will vest in three annual increments. In this regard, please revise the pro forma information to include adjustments giving effect to these and any other equity awards you will grant in connection with the distribution. Your revised pro forma information should be accompanied by a footnote that clearly explain the method(s) and assumptions involved in determining the fair value of the grants and related pro forma adjustments.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 43 in footnote (d). The Company has made a pro forma adjustment to the Statement of Income for the equity awards (founder’s grant and initial equity grant) to be issued to Mr. Esculier, which will have a fair value for accounting purposes of approximately $2,200,000. Additionally, within that pro forma adjustment the Company has also included an additional founders’ grant of equity awards (combination of stock options and restricted stock units) to be issued to other WABCO employees which will have a fair value for accounting purposes of $6,000,000 and an initial restricted stock unit grant to the Board of Directors which will have a fair value for accounting purposes of $500,000. The total amount of the equity instruments of $8.7 million was taken into account in calculating the pro forma adjustment. The values associated with the equity awards discussed are fixed and the applicable number of stock options and restricted stock units will be determined at the distribution date based upon a Black-Scholes calculation for the stock options and the price of the WABCO stock for the restricted stock units. This disclosure has been added to the Form 10.

32.	The pro forma statement of income should also be revised to give effect to Mr. Esculier’s revised Salary of $600,000 and any other revisions to your officer’s compensation arrangements that will occur in connection with the distribution.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that there is not a need to make a pro forma adjustment to give effect to Mr. Esculier’s revised salary of $600,000 as well as other revisions to officer’s compensation arrangements that will occur in connection with the distribution. The rationale is that the audited financial statements already include allocations of costs (including salaries and benefits) that were incurred by American Standard for functions at the corporate level, such as corporate human resources, finance and legal.

The Company believes that these cost allocations would approximate the incremental costs that will be incurred by the Company, including but not limited to, such amounts resulting from revised officer compensation arrangements that will occur in connection with the distribution. Additionally, the Company does not believe that the incremental salary amount of $200,000 for the CEO is material to the results of operations.

Grants of Plan-Based Awards (with respect to service to American Standard), page 66

33.	We note from footnote 3 on page 67, that the options issued to Mr. Esculier and Mr. Michel may become exercisable (and could be settled for cash) in connection with the occurrence of a change in control. In this regard, please tell us if any other stock option disclosed in note 5 to your consolidated financial statements has a similar cash settlement clause. Also, tell us whether you have classified the above mentioned stock options as equity or liability, explaining how you considered paragraph 32 of SFAS No. 123(R) in your conclusion. We may have further comment upon receipt of your response.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that under the terms of options granted on or after May 2, 2002, the options may be settled for cash upon a change of control only in the discretion of the committee administering the plan. Under the terms of stock options granted to employees prior to May 2002, option holders have the right to require the issuer of the underlying shares to redeem such options for cash upon a change of control of the issuer. The Company has reviewed the applicable plans and concluded that the separation transaction does not constitute a change of control under the terms of such plans.

In accordance with paragraph 32 of SFAS 123(R) and paragraph 31 of EITF D-98, the Company has concluded that the initial redemption value of all pre-May 2002 options should be presented as a liability outside of permanent equity. However, since all of the stock options subject to this right were granted with $0 intrinsic values and, in accordance with paragraph 15 of EITF D-98, it is currently not probable that the option will become redeemable (since the transaction does not constitute a change of control), subsequent adjustment to the initial redemption value is not required. Accordingly, no amounts have been presented as liabilities.

Financial Statements

Combined Consolidated Statement of Income, page F-3

34.

Please revise to disclose pro forma basic and diluted earnings per share for all periods presented giving effect to the planned distribution transaction. The notes to your financial statements should also be revised to disclose the assumptions used in determining the weighted average number of shares used in computing basic and diluted earnings per share. Pro forma earnings

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

per share should also be disclosed in your Summary Financial Data on page 13 and in your Selected Financial Data on page 35.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe the suggested basic and diluted earnings per share disclosure should be made to the audited historical financial statements until such time as the exact number of common shares distributed is known. Since the number of common shares distributed will not be known until the record date for the distribution, the Company intends to include such information in all subsequent Exchange Act filings. The Company has, however, revised the Summary Financial Data and Selected Financial Data to include pro forma basic and diluted earnings per share for all periods presented giving effect to the planned distribution transaction by applying the distribution ratio of three to one to the number of American Standard common shares outstanding and including the effect of dilutive American Standard common stock equivalents as of March 31, 2007. The revised disclosure also includes information about the assumptions used to determine the number of shares used in computing basic and diluted earnings per share.

Combined Consolidated Statement of Cash Flows, page F-5

35.	We note from the operating activities section in your statement of cash flow that the figure for non-cash stock compensation for the year ended December 31, 2006 is blank, but your disclosure in note 5 on page F-14 states that you recognized stock based compensation expense of $2.4 million. Please reconcile or revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Statement of Cash Flows to incorporate non-cash stock compensation amounts for the years ended December 31, 2006, 2005 and 2004.

36.	We note from the financing activities section in your statement of cash flows that you present cash flow activities for borrowing of long-term debt and short-term debt on a net rather than on a gross basis. We also note that you present changes in balance due to and from American Standard and its affiliates on a net basis. Please provide us with and expand your disclosure to explain your basis for presenting cash flows from long-term and short-term debt and amounts due to and from American Standard and its affiliates on a net rather than gross basis, supported by the guidance in paragraph 11, 12 and 13 of SFAS No. 95 or revise your financial statements to present borrowings and repayments on a gross basis.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure to present cash flows from third party long-term and short-term debt on a gross basis.

The Company supplementally advises the Staff that the determination to present the amounts due to and from American Standard and its affiliates on a net rather than a gross basis was made

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

based on the guidance in paragraph 12 of SFAS No. 95. Specifically, because many of the inter-company amounts are large and/or turnover quickly and because the amounts relate to balances due to or from entities under common control, the Company does not believe gross cash receipts and payments related to them is necessary to understand the Company’s operating, investing and financing activities.

Note 2. Summary of Significant Accounting Policies, page F-7

37.	We note from your disclosure that your financial statements may not necessarily reflect WABCO’s result of operations, financial position and cash flows in the future or what its results would have been had WABCO been a standalone company during the periods presented. In this regard, since agreements with related parties are by definition not at arms length and may be changed at any time, please include in your footnote disclosure management’s estimate of what your expenses would have been on a stand alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity to your parent company. See SAB Topic 1: B: 1 for guidance.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that management believes that the financial statements presented materially represent what the results of operations, financial position and cash flows would have been had WABCO been a standalone company during the periods presented. The Company has revised the disclosure in Note 2 on page F-7 accordingly.

Note 5. Stock Options, page F-14

38.	Please provide the disclosures required by paragraph A240(b)(2) of SFAS No. 123(R), as applicable.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe that additional disclosure is required pursuant to paragraph A240(b)(2) of SFAS No. 123(R), as the only equity instruments that have been historically issued within the Company are stock options. The Company has noted that in Note 2 to the financial statements, under sub-heading “Stock-Based Compensation” that it had referred to restricted stock units and restricted stock grants. Restricted stock units and restricted stock grants have only been granted to employees of American Standard not employed by WABCO. The disclosure has been revised on page F-8 to eliminate reference to these instruments.

39.	Please provide the disclosures required by paragraph A240(c) of SFAS No. 123(R) for each year for which an income statement is provided.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-14 to include the weighted average grant-date fair value for the years ended December 31, 2005 and 2004 as required by paragraph A240(c) of SFAS No. 123(R).

Note 12. Debt, page F-22

40.	We note from your disclosure that you have long-term debt, which consists of bank borrowings totaling $15.8 million at December 31, 2006. In this regard, please disclose in your footnote the terms of these bank borrowings (i.e., interest rate, payment terms and maturity date). Refer to the requirements outlined in Rule 5-02(22) of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure to include the terms of these borrowings as required by Rule 5-02(22) of Regulation S-X.

Note 15. Related Party Transactions

Loans To American Standard or American Standard Affiliated Companies and Loan From American Standard or American Standard Affiliated Companies, page F-26

41.	We note from the disclosure in Note 15 that WABCO has certain amounts due to and from American Standard and its subsidiaries at December 31, 2006 and 2005 that have been reflected in “owners’ net investment” since there is no intention to settle these balances in cash. Please tell us and explain in your financial statements how WABCO and American Standard plan to handle or settle these inter-company balances in connection with the spin-off transaction. If they are expected to be settled in connection with the spin-off transaction, please revise your pro forma balance sheet included elsewhere in the registration statement to give effect the expected settlement of these balances.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on F-26, and the Company advises the Staff that the amounts due to and from American Standard and its subsidiaries have been reflected in “owners’ net investment.” The Company supplementally advises the Staff that settlement of intercompany balances will be achieved by either a distribution or capitalization of the balances. As a result there will not be a net inflow or outflow of assets or liabilities, except for the intercompany balances. Because there will be no net impact to the historical assets or liabilities presented, the pro forma balance sheet presented elsewhere in the Form 10 has not been revised.

42.

Also, we note from the disclosure in Note 15 that WABCO has entered into loans with certain of American Standard’s subsidiaries to fund working capital requirements as well as capital expenditures and that the interest rates charged on these loans ranged from 0.9% to 6.0%. Given that the interest rates on these loans do not appear to represent market interest rates, we believe that your financial statements should be revised to include an analysis of the activity in your

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

inter-company accounts with American Standard and its subsidiaries for each period presented in your statements of income as well as disclosure of the average balances due to and from American Standard for each period presented. Refer to the guidance outlined in SAB Topic 1: B, Question 4.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the interest rates charged on the majority of these loans with certain of American Standard’s subsidiaries are representative of local market interest rates. A summary of the locations where these outstanding loans exist and the corresponding interest rate is provided below:

Receivable	12/31/06	Interest applied	Market rate Jan 07
Italy	8,738,615	4.09%	3.38%
UK	51,030,068	0.00%	4.94%
Brazil	81,084,499	0.00%	12.60%
Korea	4,000,000	4.67%	4.50%
Netherlands	5,174,563	3.34%	3.38%

Total Wabco stand-alone	150,027,745

Payable
China	19,835,939	3.00%	3.15%
Japan	2,942,800	0.92%	1.22%
France	137,476	3.34%	4.13%
Korea	5,700,000	6.00%	5.25%
Netherlands	6,718,513	4.09%	4.13%
China	7,422,480	2.50%	3.15%
Brazil	23,993,000	0.00%	13.35%

Total Wabco stand-alone	66,750,208

Net open intercompany loan receivable	83,277,537

The disclosure has been revised to specifically identify those inter-company loans bearing interest rates that are not at or near fair market value and to include the average outstanding balances of such loans during 2006, 2005 and 2004, respectively.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

Investments in Unconsolidated Joint Ventures, page F-26

43.	Reference is made to your summarized annual financial data disclosure for your equity method investments labeled “Unaudited” on page F-27. Your summarized financial data for your equity method investments required by Article 4-08(g) of Regulation S-X should not be labeled “Unaudited.” Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-27.

Note 16. Geographic Information, F-27

44.	We note from your disclosure that you have one reportable business segment. In this regard, please disclose the factors used by you to identify the enterprise’s reportable segment(s), including the basis of organization. As part of your disclosure, please address whether operating segments have been aggregated. See paragraph 26 of SFAS No. 131 for additional guidance.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that it believes it is appropriate to report WABCO’s business operations as one reportable segment.

WABCO is a fully integrated business, organized as a matrix organization with management structures established in a variety of ways, including around functions, legal entities, products, distribution channels and key customers. The customer facing management structures and the legal entities engage in business activities from which they may earn revenue and incur expenses. WABCO’s plants, engineering, technical support, distribution centers and other support functions are shared among various product families and serve all distribution channels with many different customers. Therefore, the degree to which local, regional, distribution channel or product management are held accountable for discrete operating results is limited. Accordingly, the Company’s primary performance management and operating resource decisions are originated at the total WABCO level and executed along functional responsibilities. Incentive compensation for all WABCO employees is determined based on total WABCO operating results and individual performance only. There is no subdivision of the bonus pool based on any organizational units performance.

The chief operating decision maker for WABCO is the CEO, Jacques Esculier, supported by his management team. Mr. Esculier reviews daily sales and order information and monthly total WABCO financial information including operating results and cash flows. Most performance actions and resource decisions are initiated as a follow up of these reviews along functional responsibilities.

Mr. Esculier generally conducts reviews once a quarter with his leadership team regarding distribution channels, product families and key customers. These reviews focus on status of activities, developments with customers, projects, etc. The information available at this level does not include adequate measures of profit and loss or cash flow to enable Mr. Esculier to assess operating performance or make resource allocation decisions based on this information alone.

The Company also performed an analysis to review how it operates in different regions of the world. In this regard, it should be noted that, in contrast to other geographies, the Company’s Asian region has a regional leader, although the Company has established this position primarily because of the unique growth opportunities in this market along with the geographic and cultural distance from the Company’s primary operations in Europe. In addition, although the Company has management financial data relating to profit and loss and cash flow statements for the combined Asian legal entities, these statements do not reflect product sales to customers in Asia from other geographic regions. Additionally, these financial results do not contain costs incurred in other parts of the world in support of the region. As a result, the Company does not believe that WABCO’s Asian region is a separate operating segment.

Based on this summary of the Company’s organizational structure, the nature of financial information available and reviewed by the Company’s chief operating decision maker to assess performance and make decisions about resource allocations, and an analysis of our regional operations, the Company has concluded that its total WABCO operations represent one operating segment. The Company believes that WABCO’s performance and future net cash flow perspectives are best understood and assessed as one reportable segment.

Exhibits

45.	Please provide any exhibits that have not already been filed, as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information.

Company Response:

The Company understands the Staff’s comment and will provide the exhibits in a subsequent amendment allowing the Staff a reasonable period of time to review the exhibits as well as changes to the corresponding disclosure.

Mr. Max A. Webb

United States Securities and Exchange Commission

April 9, 2007

*************

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Very truly yours,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	Ulrich Michel
Mary Beth Gustafsson
Eileen T. Nugent